Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Additional Listing
Released	09:38 27-Sep-05

Wolseley plc ("the Company")

––––––––––

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 7,000,000 Ordinary shares of 25p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 29 September 2005 and trading will commence on 30 September 2005.

These shares are being reserved under a block listing and will be issued pursuant to the following schemes:

Schemes	Shares
Wolseley Irish Sharesave Scheme 2000	50,000
Wolseley Employees Savings Related Share Option Scheme 1981	500,000
Wolseley International Stock Appreciation Plan	1,400,000
Wolseley Employee Share Purchase Plan 2001	1,450,000
Wolseley Executive Share Option Scheme 1989	3,600,000

When issued these shares will rank pari passu with the existing Ordinary shares.

END